UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Aimmune Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

00900T107

(CUSIP Number)

December 31, 2015

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00900T107	13G	Page 1 of 6 Pages

1	NAMES OF REPORTING PERSON: Sunshine Charitable Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 2,711,471 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 2,711,471 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,711,471 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.42%
12	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 00900T107	13G	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSON: David G. Bunning
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 91,114 shares
	6	SHARED VOTING POWER 2,711,471 shares
	7	SOLE DISPOSITIVE POWER 91,114 shares
	8	SHARED DISPOSITIVE POWER 2,711,471 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,802,585 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.63%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 00900T107	13G	Page 3 of 6 Pages

Item 1(a).	Name of Issuer:

Aimmune Therapeutics, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

8000 Marina Boulevard, Suite 300, Brisbane, CA 94005

Item 2(a).	Name of Persons Filing:

This Schedule 13G is being filed by Sunshine Charitable Foundation (the “Foundation”) and David G. Bunning.

The Foundation and Mr. Bunning have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1 and is incorporated herein by reference. Pursuant to the Joint Filing Agreement, the Foundation and Mr. Bunning have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Act of 1933, as amended. The execution and filing of the Joint Filing Agreement shall not be construed as an admission that the Foundation and Mr. Bunning are a group or have agreed to act as a group.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Foundation and Mr. Bunning is 225 E. Deerpath Road, Suite 210, Lake Forest, IL 60045.

Item 2(c).	Citizenship:

The Foundation is an Illinois not-for-profit corporation exempt from taxes under Section 501(c)(3) of the Internal Revenue Code. Mr. Bunning is a United States citizen.

Item 2(d).	Title of Class of Securities:

Common stock, par value $0.0001 per share (the “Common Stock”)

Item 2(e).	CUSIP Number:

00900T107

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

CUSIP No. 00900T107	13G	Page 4 of 6 Pages

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g) ☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the
Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) ☐ Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

(k) ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Not Applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

As of the February 2, 2016, the Foundation was the record holder of 2,711,471 shares of Common Stock. The board of directors of the Foundation has sole voting, investment and dispositive power over the shares of Common Stock. The board of directors is made up of four individuals, none of whom has voting, investment or dispositive power individually. Mr. Bunning is one of the directors of the Foundation and, as such, may be deemed to beneficially own the shares held by the Foundation.

As of February 2, 2016, an investment fund controlled by Mr. Bunning was the record holder of 91,114 shares of Common Stock. Mr. Bunning has sole voting, investment and dispositive power over the shares of Common Stock held by the investment fund.

(b)	Percent of class:

The Foundation: 6.42%.

David Bunning: 6.63%.

These percentages are calculated using the 42,249,431 shares of Common Stock outstanding as disclosed in the issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2015.

CUSIP No. 00900T107	13G	Page 5 of 6 Pages

(c)	Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:

The Foundation: 0 shares of Common Stock.

David G. Bunning: 91,114 shares of Common Stock.

(ii) shared power to vote or to direct the vote:

The Foundation: 2,711,471 shares of Common Stock.

David G. Bunning: 2,711,471 shares of Common Stock.

(iii) sole power to dispose or to direct the disposition of:

The Foundation: 0 shares of Common Stock.

David G. Bunning: 91,114 shares of Common Stock.

(iv) shared power to dispose or to direct the disposition of:

The Foundation: 2,711,471 shares of Common Stock.

David G. Bunning: 2,711,471 shares of Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

CUSIP No. 00900T107	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the Joint Filing Agreement on Exhibit 1 hereto.

Dated: February 10, 2016.

SUNSHINE CHARITABLE FOUNDATION

By:	/s/ David Popovich
Name:	David Popovich
Title:	Director and Treasurer

DAVID G. BUNNING

/s/ David G. Bunning

EXHIBIT INDEX

Exhibit No.

1	Joint Filing Agreement, dated February 10, 2016.

Exhibit 1

JOINT FILING AGREEMENT

In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13G to which this joint filing agreement is attached, and have duly executed this joint filing agreement as of the date set forth below.

This agreement may be executed in any number of counterparts, each of which shall be deemed an original.

EXECUTED this 10th day of February, 2016.

SUNSHINE CHARITABLE FOUNDATION

By:	/s/ David Popovich
Name:	David Popovich
Title:	Director and Treasurer

DAVID G. BUNNING

/s/ David G. Bunning